UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-37485

Jupai Holdings Limited

Yinli Building, 8/F

788 Guangzhong Road

Jingan District

Shanghai 200072

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Chief Operating Officer

Dr. Weishi Yao, the chief operating officer of the Company, has resigned from the Company for personal reason, effective on December 30, 2016. Dr. Yao will remain as a member of Jupai’s board of directors, and his responsibilities as Jupai’s chief operating officer will be taken over by Mr. Jianda Ni, co-chairman of the board of directors and chief executive officer, Mr. Tianxiang Hu, co-chairman and executive chairman of the board of directors, and other senior management of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jupai Holdings Limited

By	:	/s/ Jianda Ni
Name	:	Jianda Ni
Title	:	Chief Executive Officer

Date: December 30, 2016